UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

REQUEST FOR WITHDRAWAL

Date of Request:	July 6, 2010

SOFIA REAL ESTATE GROUP, INC.

Nevada	26-4054069
(State or other jurisdiction of incorporation or organization)	(IRS Employer I.D. Number)

6011 El Parque Avenue,	Las Vegas,	Nevada	89146
(Address of principal executive offices)	(City)	(State)	(Zip)

(877) 507-6342

(Registrant’s Telephone Number)

Securities Act registration statement file number to which this form relates:  333-166184

ITEM 1.  Withdrawal of Registration Statement.

On April 20, 2010, Sofia Real Estate Group, a Nevada corporation, filed a Registration Statement on Form S-1, File No. 333-166184, with the Securities and Exchange Commission.  The Board of Directors of Sofia Real Estate Group, Inc. has determined that it is in the best interest of the company and its shareholders to request a withdrawal of the Registration Statement on Form S-1, File No. 333-166184.  None of the units being offered pursuant to the registration statement have been offered or sold.

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned in the City of Las Vegas, State of Nevada, U.S.A. on the 6th day of July 2010.

SOFIA REAL ESTATE GROUP, INC.

By:	/s/ Felix Danciu
Felix Danciu, President